Exhibit 99.77K

NRM Investment Company
File # 811-02995
Attachment to Item 77K

Pursuant to board of director resolution, ratified by the Company’s shareholders, the Company resolved to employ new auditors for its fiscal year ending August 31, 2011. By letter dated March 28, 2011, the Company dismissed its prior auditor, ParenteBeard, LLC, 1200 Atwater Drive, Suite 225, Malvern, PA 19355. The board acted on its own information; the Company has no audit or similar committee.

ParenteBeard’s report on the financial statements for either of the past two years contained no adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. At no time preceding the dismissal were there any disagreements with ParenteBeard on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In its March 28 dismissal letter, the Company authorized ParenteBeard to respond to the inquiries of the successor accountant in all matters.

The Company’s new auditor is Sanville & Company, 1514 Old York Road, Abington, PA 19001-2607. The engagement letter is dated December 28, 2010 and accepted by the Company shortly thereafter. At no time prior to the Company’s engagement of Sanville & Company did any representative of the Company discuss with any representative of Sanville & Company any matter of accounting principle relative to any event or the type of an auditing opinion that the Company might expect of Sanville & Company.

In sum, there was at no time a disagreement within the meaning of Rule 229.304 with the prior or newly engaged auditor about any accounting principle or reportable event.

April 26, 2011
Email and regular mail
Mr. Francesco S. Froio, CPA
ParenteBeard, LLC
1200 Atwater Drive, Suite 225
Malvern, PA 19355

                                           Re: NRM Investment Co.

Dear Mr. Froio:

On April 29, 2011, I will be filing NRM Investment Co.’s NSAR form for the six month period ending February 28, 2011. In connection therewith, I enclose the Company’s response to item 77K regarding the change in company auditors. Pursuant to Rule 17 CFR 229.304 (a)(3), please furnish me as the representative of the Company with a letter addressed to the Commission stating whether you agree with the statements made in the enclosed response and, if not, stating the respects in which ParenteBeard does not agree. If possible please furnish this letter before April 29, 2011 or if not possible, before the expiration of ten business days thereafter.

Thank you for your cooperation.

Very truly yours,

/s/ Edward Fackenthal